

June 14, 2024

Cynthia Lo Bessette
President
Fidelity Ethereum Fund
c/o FD Funds Management LLC
245 Summer Street V13E
Boston, Massachusetts 02210

> **Re: Fidelity Ethereum Fund**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 31, 2024**
> **File No. 333-278249**

Dear Cynthia Lo Bessette:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Cover Page

2. Please revise the cover page to state that the Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network (i.e., the Trust will not "stake" its ether) to earn additional ether or seek other means of generating income from its ether holdings.

Prospectus Summary, page 1

3.   Please revise your Prospectus Summary to disclose, if true, that:
   - The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and
   - The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

4.   Please revise your Prospectus Summary to:
   - Disclose that the Trust may only conduct cash creations and redemptions and that it would need regulatory approval to commence in-kind creations and redemptions;
   - Clarify that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval; and
   - Disclose how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.

5.   We note your references on pages 3 and 46 that "Shareholders may not receive the benefits of any forks or airdrops" and, on page 69, "Risk factors – The inability to recognize the economic benefit of a "fork" or an "air drop" could adversely impact an investment in the Trust." As we are unable to locate these references, please revise to correct. In addition, please include Prospectus Summary disclosure to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

The Trust's Service Providers
The Custodian, page 6

6.   We note your references to the Custodian Agreement here and in other contexts where you discuss the Trust's ether custodian. The Custodian Agreement appears to be an agreement with the Cash Custodian. Please revise your disclosure to refer to the Custodial Services Agreement and update your discussion regarding the Cash Custodian accordingly.

Ether, Ether Markets and Regulation of Ether, page 11

7.   Please revise to add a discussion of the spot ether markets and ether futures markets.

Summary of an Ether Transaction, page 14

8.   We note your disclosure that a "validator must stake 32 ether to become a validator" and that "each 32 ether that is staked results in issuance of a validator key pair." Please expand

your disclosure to clarify that staking more ether can increase the numerical chances that a given validator will be randomly selected.

Modifications to the Ethereum Protocol, page 17

9. Please expand your disclosure in this section to describe the planned fork called "Dencun" that the Ethereum network underwent on March 13, 2024.

Risk Factors, page 23

10. Please add a separately-captioned risk factor addressing the fact that the Trust will not stake the ether it holds, so an investment in the Trust's shares will not realize the economic benefits of staking.

If a malicious actor or botnet obtains control of more than 50% of the validating stake, page 30

11. We note your disclosure that "it is believed that certain groups of coordinating or connected ether holders may together have more than 50% of outstanding ether, which if staked and if the users run validators, would permit them to exert authority over the validation of ether transactions." Please add a separate risk factor to discuss the risks of centralization that liquid staking applications, such as Lido, may pose, including that Lido has reportedly controlled around or in excess of 33% of the total staked ether on the Ethereum network.

Validators may suffer losses due to staking, which could make the Ethereum network less attractive, page 32

12. Please expand this risk factor to also address the risks associated with staking becoming less attractive to validators, including through the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.

A temporary or permanent "fork" could adversely affect the value of the Shares, page 38

13. In your disclosure providing examples of the impact that hard forks have had on crypto assets, please include quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.

Shareholders may be adversely affected by creation or redemption orders, page 66

14. Please expand this risk factor to describe what is deemed as an "emergency" such that the fulfillment of a creation or redemption is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creations and redemptions or the postponement of settlement dates are necessary for the protection of the Trust's Shareholders.

Additional Information about the Trust
Termination of the Trust, page 74

15.   Please clarify whether shareholders will be entitled to cash or ether upon the termination of the Trust. In addition, if shareholders will be entitled to cash, please explain how the Trust's ether will be sold in connection with the termination of the Trust.

The Trust's Service Providers, page 76

16.   Please disclose whether the Sponsor contemplates utilizing a liquidity provider, such as a prime broker. If so, please disclose whether a portion of the Trust's ether may be held with the liquidity provider and, if so, what portion.

17.   We note your references throughout to the Ether Trading Counterparties. Please revise here, under an appropriately captioned heading, and in your Summary disclosure to:
   • Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants. Alternatively, clarify, if true, that you are not able to identify any particular Ether Trading Counterparties at this time.
   • Disclose, if known, the material terms of any agreement you have entered into, or will enter into with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparty to participate in cash orders for creations or redemptions.

Plan of Distribution
Authorized Participants, page 81

18.   Please revise to identify all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

Material Contracts
Custodial Services Agreement
Inspection and Audit Rights, page 100

19.   Please provide a brief definition of "SOC 1, Type II audit" and "SOC 2, Type II audit."

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Morrison C. Warren